May 26, 2010

Tim Buchmiller, Esq.

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:  Stryker Corporation

        Form 10-K for the fiscal year ended December 31, 2009

        Filed February 26, 2010

        File No. 000-09165

Dear Mr. Buchmiller,

This letter is in response to your letter dated and received May 12, 2010 setting forth a comment on our filing referred to above.  For your convenience, we have restated your comment ahead of our response.

1.   Based upon our review of the Part III information that you have incorporated by reference from your proxy statement into your Form 10-K, it does not appear that you included any disclosure in response to Item 402(s) of Regulation S-K in your proxy statement.  Please advise us of the basis for your conclusion that such disclosure was not necessary and describe the process you undertook to reach that conclusion.

Response - In the course of preparing the proxy statement for our 2010 annual meeting of shareholders, management considered whether our compensation policies and practices create risks that are reasonably likely to have a material adverse effect on our company. The review of our compensation policies and practices was conducted by representatives of our human resources, legal and corporate secretary functions.   Following this review, management concluded that our policies and practices do not create risks that are reasonably likely to have a material adverse impact on our company.  Accordingly, management concluded that no disclosure would be required in our proxy statement in response to Item 402(s) of Regulation S-K.  These conclusions were expressly reviewed and discussed with the Compensation Committee at its February 2010 meeting.  In reaching the conclusion that the manner in which we compensate and incentivize our employees does not create risks that are reasonably likely to have a material adverse impact on our company, we primarily considered the following factors:

•    Our business units, all of which are involved in the manufacture and/or marketing of medical devices, do not have significantly different risk profiles.

•    There are not significant differences in the application of our overall compensation policies and practices among our business units; they are applied on a company-wide basis with certain exceptions to comport with local practices.

•    Our general compensation structure utilizes a combination of salary and incentives and includes both short-term (e.g., salary and bonuses) and long-term (e.g., stock awards, pensions/savings plans and stock ownership guidelines) elements.  We believe this structure balances short and long-term perspectives and does not encourage assumption of excessive short-term risk that could otherwise have a material adverse effect on the company.

•    The mix of goals (financially oriented as well as quality, compliance and qualitative) in our bonus plans and the fact that payouts under our bonus plans are capped at a stated maximum also mitigate against excessive risk assumption.

We trust that we have been responsive and have provided you with the information that you are seeking.  If there is further information that you would like from us regarding this matter, please contact me at 269-385-2600.

Sincerely,

/s/ MICHAEL W. RUDE

Michael W. Rude

Vice President, Human Resources

Stryker